

13011080

UNITED ST.....
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
Number: 3235-0123
res: April 30, 2013
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF___12/31/12___
<small>MM/DD/YY</small>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PTI SECURITIES & FUTURES L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 South Wells Street, Suite 900
<small>(No. and Street)</small>

Chicago   **Illinois**   **60607**
<small>(City)</small>   <small>(State)</small>   <small>(Zip Code)</small>

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Haugh   **(312) 663-3056**
<small>(Name)</small>   <small>(Area Code – Telephone No.)</small>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
<small>(Name – if individual, state last, first, middle name)</small>

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
<small>(Address)</small>   <small>(City)</small>   <small>(Zip Code)</small>

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PTI SECURITIES & FUTURES L.P.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS

PTI SECURITIES & FUTURES L.P.

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT**

**December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION**

OATH OR AFFIRMATION

I, **Daniel J. Haugh**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **PTI Securities & Futures L.P.** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President, Haugh, Inc. (the General Partner)
Title

Subscribed and sworn to before me this

___19th___ day of _February_ , 2013

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard

Chicago, Illinois 60604

Tel: 312.922.0062

INDEPENDENT AUDITORS' REPORT

To the Partners of PTI Securities & Futures L.P.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois

February 19, 2013

PTI SECURITIES & FUTURES L.P.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	1,424
Receivable from broker-dealers		117,527
Commissions receivable		44,503
Receivable from affiliate		5,000
Other asset		3,025
	$	171,479

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	10,733

Partners' capital

General partner		14,982
Limited partners		145,764
		160,746
	$	171,479

See accompanying notes.

PTI SECURITIES & FUTURES L.P.

Notes to Statement of Financial Condition

December 31, 2012

---

1. **Organization and Business**

   PTI Securities & Futures L.P. (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

   The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

   Revenue Recognition
   Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are initially purchased or sold. Commission revenue and related expenses on securities and securities options are recorded on a trade date basis.

   Use of Estimates
   The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

   Income Taxes
   The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

2. Summary of Significant Accounting Policies, continued

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2012.

3. Fair Value Measurement and Disclosure

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

At December 31, 2012 the Partnership held no Level 1, Level 2 or Level 3 investments.

4.   **Clearing Agreements**

The Partnership has entered into fully disclosed clearing agreements with Royal Bank of Canada ("RBC") and Interactive Brokers LLC ("IB"), whereby RBC and IB will offer certain clearing, execution and related services for transactions in securities and whereby IB will offer certain clearing, execution and related services in futures.

5.   **Employee Benefit Plan**

The Partnership has established a Simple IRA plan for qualified employees. The Partnership matches employees' contributions, subject to certain limitations as set forth in the plan agreement.

6.   **Lease Commitment**

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

The minimum annual rental commitment under a non-cancelable operating lease terminating in 2013 totaled approximately $42,000 as of December 31, 2012.

7.   **Guarantees**

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

PTI SECURITIES & FUTURES L.P.

Notes to Statement of Financial Condition, Continued

December 31, 2012

---

7. **Guarantees, continued**

   Other Guarantees
   Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

8. **Credit Risk**

   Commissions receivable represent a concentration of credit risk. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

9. **Minimum Capital Requirements**

   The Partnership is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Partnership is required to maintain "net capital" equal to $45,000. At December 31, 2012, the Partnership had net capital and net capital requirements of $152,721, and $45,000, respectively.

10. **Subsequent Events**

    The Partnership's management has evaluated events and transactions through February 19, 2013, the date the financial statement was issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.**   as of <u>December 31, 2012</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)		$ 160,746	[3480]
2.	Deduct Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 160,746	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			[3525]
5.	Total capital and allowable subordinated liabilities		$ 160,746	[3530]
6.	Deductions and/or charges:			

6. A. Total non-allowable assets from Statement of Financial Condition
(See detail below) .... $ 8,025 [3540]

  1. Additional charges for customers' and non-customers' security accounts. _____ [3550]

  2. Additional charges for customers' and non-customers' commodity accounts. _____ [3560]

  B. Aged fail-to-deliver .... _____ [3570]

  1. Number of items .... _____ [3450]

  C. Aged short security differences-less reserved of .... _____ [3470] _____ [3580]
  number of items.. _____ [3470]

  D. Secured demand note deficiency .... _____ [3590]

  E. Commodity futures contracts and spot commodities proprietary capital charges .... _____ [3600]

  F. Other deductions and/or charges .... _____ [3610]

  G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)......... _____ [3615]

  H. Total deduction and/or charges. .... $ (8,025) [3620]

7.	Other additions and/or allowable credits (List)			[3630]
8.	Net Capital before haircuts on securities positions		$ 152,721	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):			

  A. Contractual securities commitments .... _____ [3660]

  B. Subordinated securities borrowings .... _____ [3670]

  C. Trading and Investment securities

  1. Bankers' acceptances, certificates of deposit and commercial paper ...... _____ [3680]

  2. U.S. and Canadian government obligations .... _____ [3690]

  3. State and municipal government obligations .... _____ [3700]

  4. Corporate obligations .... _____ [3710]

  5. Stocks and warrants .... _____ [3720]

  6. Options .... _____ [3730]

  7. Arbitrage .... _____ [3732]

  8. Other securities .... _____ [3734]

  D. Undue concentration .... _____ [3650]

  E. Other (Money Market) .... _____ [3736] $ -   [3710]

10.	Net Capital		$ 152,721	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Other asset	$	3,025
Receivable from affiliate		5,000
	$	8,025

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**PTI SECURITIES & FUTURES L.P.**	as of <u>December 31, 2012</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 716 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ 45,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 45,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 107,721 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12........................ .... $ 98,721 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition $ 10,733 [3790]
17. Add:
    A. Drafts for immediate credit.. [3800]
    B. Fair value of securities borrowed for which no equivalent value is paid or credited .... [3810]
    C. Other unrecorded amounts (List) .... [3820] [3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)). [3838]
19. Total aggregate indebtedness .... $ 10,733 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... 7.03% [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits .... [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).. [3880]
24. Net capital requirement (greater of line 22 or 23).. [3760]
25. Excess net capital (line 10 less 24) .... [3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8) .... [3851]
27. Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8) .... [3854]
28. Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000 ... [3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)................. [3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital... [3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**
B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.
C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/12

1. Current assets .... $ 163,454 [3000]

2. Total liabilities .... $ 10,733 [3030]

3. Deductions from total liabilities
    A. Liabilities subject to satisfactory
       Subordinated agreements
       (page 3, line 19.A).............................. _____ [3040]
    B. Certain deferred income tax liability
       (see regulation 1.17(c)(4)(iv).................. _____ [3050]
    C. Certain current income tax liability
       (see regulation 1.17(c)(4)9v))............... _____ [3060]
    D. Long term debt pursuant to
       Regulation 1.17(c)(4)(vi)...................... _____ [3070]
    E. Total deductions.................................. _____ [3080]
    F. Adjusted liabilities................................ $ (10,733) [3090]

4. Net capital (subtract line 3.F. from line 1)... $ 152,721 [3100]

    <u>Charges Against Net Capital (see regulation 1.17(c)(5))</u>

5. Charges against inventories held, fixed price commitments, and advances
    against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
    for specific charge. If charge is applicable, attach statement
    Showing calculation of charge)... _____ [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
    against securities owned by firm:

	FAIR VALUE		CHARGE	
A. U.S. and Canadian government obligations	_____	[3160]	_____	[3170]
B. State and Municipal government obligations	_____	[3180]	_____	[3190]
C. Certificates of deposit, commercial paper...				
and bankers' acceptances......................	_____	[3200]	_____	[3210]
D. Corporate obligations.............................	_____	[3220]	_____	[3230]
E. Stocks and warrants..............................	_____	[3240]	_____	[3250]
F. Other securities (money market)..............	_____	[3260]	_____	[3270]
G. Total charges (add lines 6.A. - 6.F)			_____	[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
    A. Against securities purchased under agreements to resell.. _____ [3290]
    B. Against securities sold under agreements to repurchase.. _____ [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A................................. _____ [3310]

<u>**Current Assets:**</u>

Cash	$	1,424
Receivable from broker-dealers		117,527
Commissions receivable		44,503
	$	163,454

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/12, Continued

9. Charges against open commodity in the IB's account
A. Uncovered exchange-traded futures and granted options contracts -
percentage of margin requirements applicable to such contracts... [3350]

B. Ten percent (10%) of the fair value of commodities which
underlie commodity options not traded on a contract market
carried long by the applicant or registrant which has value
and such value increased adjusted net capital (this charge
is limited to the value attributed to such options)... [3380]

C. Commodity options which are traded on contract markets and
carried long in proprietary accounts. Charge is the same as
would be applied if applicant or registrant was the grantor
of the options (this charge is limited to the value attributed
to such options)... [3390]

10. Five percent (5%) of all unsecured receivables from unregistered
futures commission merchants or securities brokers or dealers.............................. [3410]

11. Deficiency in collateral for secured demand notes... [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page)............................. [3430]

13. Total charges (add lines 5 through 12).. $ - [3440]

<u>Net Capital Computation</u>

14. Adjusted net capital (subtract line 13 from line 4).. $ 152,721 [3500]

15. Net capital required... 45,000 [3600]

16. Excess net capital (subtract line 15 from line 14).. $ 107,721 [3610]

PTI SECURITIES & FUTURES L.P.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Partnership did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

PTI SECURITIES & FUTURES L.P.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Partnership did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2012 and does not have any PAIB accounts.

PTI SECURITIES & FUTURES L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2012

The Partnership did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
PTI Securities & Futures L.P.:

In planning and performing our audit of the statement of financial condition of PTI Securities & Futures L.P. (the "Partnership") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any test work on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Partnership did not handle any customer cash or securities during the year ended December 31, 2012.

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives.



Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the partnership's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 19, 2013